Exhibit 99.2

Transforming Challenges into Triumphs: HUB Anticipates a Strong 2024-2025

New management sees a strong path to growth to over $100 million in revenues and profitability within the next two years

Tel-Aviv Israel, January 8, 2024 /PRNewswire/ - HUB Cyber Security Ltd (Nasdaq: HUBC), a developer of Confidential Computing cybersecurity solutions and services (“HUB Security” or the “Company”), anticipates demonstrating strong success in the next two years. With strategic initiatives that showcase the Company’s innovation, growth, and resilience, the Company is set to redefine its future.

Management believes the 2023 performance slowdown was affected by the adverse events Q1, but rapid actions and a complete change of the Company’s C-level management, created a new wave of strategic change where 2024 is expected to be a transformative year towards a strong FY2025 with a path to growth to over $100 million in expected revenues from existing and new contracts.

Management provides herein financial highlights of H1 2023 with a strategic outlook of HUB Security’s business:

●	Management believes HUB Security has yet a strong lead over potential competition in the field of Secured Data Fabric confidential computing solutions for enterprises and governments.

●	2023 H1 revenues were $30.7 million representing a 18% temporary decline caused mainly due to the mismanagement events of Q1 2023 ( “Adverse Events”).

●	Additional Adverse Effects included one-time expenses of $35.4 million related to the SPAC merger and management clean-up post Adverse Events of Q1 2023.

●	However, due to new management’s rapid actions of operational efficiencies the Company has seen Adjusted EBITDA improvement to $(5.3) million in the six months ended June 30, 2023 , versus $(21.1) million for year ended December 31, 2022 and a further approximately $2 million improvement in negative cash flow vs. the six months ended June 30, 2022.

●	Management sees new contracts and up-sales of its Secured Data Fabric solutions to its blue-chip clientele driving revenues with a path to growth to up to $100 million in 2025 with a potentially significant positive Adjusted EBITDA.

●	FY 2024 is planned to be a transformative year where new business initiatives and expansion of the existing businesses will take first-stage while the Company restores growth momentum and trust with its shareholders.

●	As previously announced, HUB Security won over $40 million in new contracts, which are planned to serve as a springboard to its growth into 2025.

The appointment of seasoned professionals to key management roles sets the stage for a new era of excellence. These leaders, chosen for their broad industry expertise, bring not just direction but an abundance of experience, innovation, and adaptability.

Enterprising its Confidential Computing technology into the vast field of Data Fabric ,HUB Security embarks on an expedition to connect its groundbreaking technology and solutions with their 1,000+ premier clients, including global banks, insurance companies and government agencies . This strategic focus of HUB Security’s business is not merely a pivot but a targeted move backed by global enterprise clients with clear deployment plans.

Relying on its cutting-edge technology, HUB Security seamlessly integrates confidential compute activities with Data Fabric and Data Mesh solutions. This isn’t just about staying ahead; it’s about leading the pack, providing a secure haven for the Company’s clients, no matter the industry’s nuances.

Noah Hershcoviz, HUB Security CEO, resounds with optimism, “In 2024, we’re not just aiming for success; we are proactively orchestrating it. With a new management team, an expanding professional portfolio, and existing contracts, we are crafting a narrative of triumph that resonates with power and promise.”

The financial storyline weaves through customer retention, a testament to the long-term value of our agreements. With a resounding 93% gross retention rate for high-revenue-generating customers as of June 30, 2023, HUB Security is not just retaining; it’s cultivating a loyal community.

Strategic investments in large enterprise customers and the pursuit of innovative solutions become the plot devices for market dominance. Meanwhile, the financial health of HUB Security takes center stage with an improved net cash position and a robust balance sheet boasting $52,819 thousand in assets as of June 30, 2023.

This narrative isn’t just about numbers and strategies; it’s about resilience and a commitment to crafting a storyline that stands the test of time. The Company is actively streamlining operations, navigating challenges with strategic prowess to reduce costs and improve its cash flow position.

In this new business phase that unfolds, HUB Security is more than a player; it’s the author of its narrative of innovation and success.

For further information or inquiries, please contact: info@hubsecurity.com

About HUB Cyber Security Ltd.

HUB Cyber Security Ltd (“HUB Security”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in unique Cyber Security solutions protecting sensitive commercial and government information. The Company debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB Security operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas commenced in October 2023 and the potential expansion of hostilities to other fronts may harm Israel’s economy and HUB Security’s business; (iii) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB Security in connection with our previously announced internal investigation or otherwise; (v) the ability to cure and meet stock exchange continued listing standards; (vi) the risk that the consummation of the business combination in February 2023 will disrupt HUB Security’s operations and future plans; (vii) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (viii) limited liquidity and trading of HUB Security’s securities; (ix) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (x) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (xi) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F filed on August 15, 2023.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

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